Before the

SECURITIES AND EXCHANGE COMMISSION

WNC TAX CREDITS 38, LLC WNC TAX CREDITS 39, LLC WNC HOUSING TAX CREDITS MANAGER, LLC WNC & ASSOCIATES, INC. 17782 Sky Park Circle Irvine, California 92614
SECOND AMENDED AND RESTATED
APPLICATION PURSUANT TO SECTIONS 6(c) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940, FOR AN EXEMPTION FROM ALL OF THE PROVISIONS OF SAID ACT OTHER THAN SECTIONS 37 TO 53 AND THE RULES THEREUNDER OTHER THAN RULE 38a-1
File No. 812-13687

WNC Tax Credits 38, LLC (“Fund 38”), and WNC Tax Credits 39, LLC (“Fund 39”) (Fund 38 and Fund 39 are also referred to individually as a “Fund,” and together as the “Funds”), are each a California limited liability company formed to invest in limited partnerships or limited liability companies (in either case referred to herein as the “Local Limited Partnerships” for convenience) which will own and operate apartment complexes (the “Apartment Complexes”) to be qualified, in the opinion of counsel, for the low income housing tax credit (the “Low Income Housing Credit”) under the Internal Revenue Code of 1986, as amended (the “Code”). The Funds and the manager of each Fund, WNC Housing Tax Credits Manager, LLC, a California limited liability company (the “Manager”), and WNC & Associates, Inc. hereby file with the Commission this Application for an order, pursuant to Sections 6(c) and 6(e) of the Investment Company Act of 1940 (the “1940 Act”), exempting each Fund from all provisions of the 1940 Act and the rules issued thereunder, other than Sections 37 to 53 and the rules issued thereunder other than rule 38a-1.

1.  FACTS

The Fund

    1.1.  Each of Fund 38 and Fund 39 has been formed under California’s Beverly-Killea Limited Liability Company Act (the “California LLC Act”), on October 20, 2008, and August 24, 2009, respectively.  Each Fund intends to conduct a private placement of its units of limited liability company member interest (the “Units”) on a commencement date to be determined by the Manager.  Purchasers of Units in a Fund will be admitted as limited liability company members (“Members”) of the issuing Fund.  The Units will be offered pursuant to the exemption from the registration requirements of the Securities Act of 1933 (the “1933 Act”) provided by Rule 506 of Regulation D under the 1933 Act.  Each Member will be required, as a condition to acceptance of a subscription, to qualify as an “accredited investor,” as that term is defined in Rule 501(a) of Regulation D.  Each Fund intends to offer its Units at a price to be determined by the Manager prior to commencement of the Fund’s placement. Each Fund’s placement will be a “best efforts,” minimum/maximum offering.  The minimum and maximum amount of each Fund’s placement, and the minimum investment per subscriber, are to be determined prior to commencement of the offerings.  The minimum offering amount will be an amount necessary to acquire an interest in a Local Limited Partnership sufficient to satisfy the Fund’s investment objectives.  The maximum amount of each placement, and the minimum investment per subscriber, will depend in part on the outcome of this Application.  In the event the Funds are not successful in obtaining the exemptions sought in this Application, each Fund might comply with the exemption from the definition of “investment company” provided under Section 3(c)(1) of the 1940 Act for an issuer whose securities are held by not more than 100 persons and who has not made and does not propose to make any public offering of its securities.  The limitation on the total number of purchasers imposed under the Section 3(c)(1) exemption would require that the Fund adjust the maximum offering amount and minimum subscription amount in a manner calculated to satisfy such limitation, thereby limiting the size and scope of each Fund’s placement.  The primary purpose of this Application is to remove the restriction on the number of persons who may acquire the Units, thereby permitting each Fund to structure its offering in a manner designed to raise more capital from a greater number of subscribers, and thereby to acquire interests in a greater number of Local Limited Partnerships, financing more low and moderate income housing and potentially providing investors with a greater diversification of investment risk and return.  Each Fund will not accept any subscription for Units unless and until the order requested in this Application is granted or the Fund receives an opinion of counsel that the Fund is exempt from registration under the 1940 Act.

Fund Placements of Units

1.2.  Each Fund placement will be conducted as described in, and by means of, a Private Placement Memorandum, to be supplemented periodically with updated information for each Fund’s placement (the “Memorandum”), which will include a copy of the Limited Liability Company Operating Agreement governing the affairs of each Fund (the “Operating Agreement”), and will be accompanied by subscription documents, copies of which will also be exhibits to the Memorandum including an offeree questionnaire, a subscription agreement to be used by persons subscribing to Units and a form of investor promissory note (together the “Subscription Documents”). The Subscription Documents include a form of investor promissory note which may be used by those investors who subscribe for Units and elect to pay 50% of the purchase price by means of the investor promissory note payable to the Fund.  The balance of any subscription by such investors, and the full purchase price payable by investors not using the investor promissory note, will be paid in cash upon subscription.  Subscriptions will otherwise be on terms to be described by supplement to the Memorandum prior to commencement of each Fund’s placement.

  1.3.  The objectives of each Fund are to provide current tax benefits in the form of (i) a predictable stream of Low Income Housing Credits which investors may use to offset their Federal income tax liabilities, and (ii) tax losses.

Fund Investments

  1.4.  Each Fund will operate as a “two-tier” partnership, that is, each Fund, as an “upper tier” entity, will invest as a limited partner or member in other “lower tier” entities, formed as limited partnerships or limited liability companies, and in either case characterized as partnerships for federal income tax purposes (the “Local Limited Partnerships”), which, in turn, will be engaged in the ownership and operation of housing for low and moderate income persons, all in accordance with the purposes and criteria set forth in Investment Company Act Release No. 8456 (August 9, 1974) (“Release No. 8456”).

  1.5.  Each Fund will have net proceeds from its placement available for investment after payment of (i) selling commissions payable to non-affiliated broker-dealers selling the Units, (ii) a dealer manager fee payable to the affiliated broker-dealer managing the placement on behalf of the Fund, and (iii) a nonaccountable offering and organization expense allowance payable to the Manager (from which the Manager will pay all organization and offering expenses, other than the retail selling commissions and dealer manager fee). From the amount available for investment, a Fund will pay certain other fees to the Manager or its affiliates and establish a reserve for contingencies; the remainder of the amount available for investment will be applied to the acquisition of interests in Local Limited Partnerships. See “DISCUSSION” infra in connection with the compensation to the Manager and its affiliates and the temporary investments of a Fund pending investment in Local Limited Partnerships.

    1.6.  Neither Fund currently owns any interests in any Local Limited Partnerships nor has either Fund identified any Local Limited Partnerships in which it intends to invest. The Memorandum will be supplemented whenever during the placement of a Fund’s Units the Fund determines to invest in a particular Local Limited Partnership. The Funds have established detailed criteria for selecting particular Local Limited Partnerships for investment and all payments made by a Fund to Local Limited Partnerships shall be made subject to receipt of certain representations and warranties by the general partners or managers of the Local Limited Partnerships (in either case referred to herein as the “Local General Partners” for convenience). The criteria for selecting a particular Local Limited Partnership for a Fund include (i) the Apartment Complex must be completed, under development or in the process of being rehabilitated; (ii) in the case of a newly constructed or rehabilitated Apartment Complex, no substantial part of the Fund’s investment can be made before receipt of a commitment for the construction loan and receipt of a commitment for the permanent loan; (iii) the Local General Partners must represent that a specified percentage of the residential units comprising the Apartment Complex will be set aside for low income tenants. In compliance with the rules under Code Section 42, the Local General Partners must represent that either 20% or more of the residential units will be set aside for occupants with incomes of 50% or less of area median income, or 40% or more of the residential units will be set aside for occupants with incomes of 60% or less of area median income; (iv) the Local Limited Partnership must agree to provide the Fund with a specific amount of Low Income Housing Credits; and (v) a real estate property manager determined by the Manager to have sufficient relevant property management experience, expertise and staffing adequately to supervise management of the Apartment Complex must agree to supervise management of the Apartment Complex or to serve as the Local General Partner for a period of time acceptable to the Manager.

1.7.  Although a Fund’s direct control over the management of the Apartment Complexes will be limited, the Fund’s ownership of interests in Local Limited Partnerships will, in an economic sense, be the substantial equivalent of direct ownership of the Apartment Complexes themselves. Each Fund will normally acquire at least a 90% interest in the profits, losses and Low Income Housing Credits of the Local Limited Partnerships in which the Fund invests. An immaterial interest will go to WNC Housing, L.P., or another affiliate of the Manager which will be the special limited partner of each Local Limited Partnership for administrative purposes, with the balance remaining with the Local General Partners and their affiliates. However, in certain cases, at the discretion of the Manager, a Fund may acquire a lesser interest in a Local Limited Partnership. In the case of a Local Limited Partnership which generates state low income housing tax credits (“State Tax Credits”) and/or Federal historic rehabilitation tax credits (“Historic Tax Credits”) as well as Low Income Housing Credits, the Fund might not pay for the State Tax Credits and/or Historic Tax Credits; its capital contribution to the Local Limited Partnership would be based solely on the amount of the Low Income Housing Credits.  State Tax Credits and/or Historic Tax Credits might be allocated entirely to the Local General Partners or to a special or separate class of limited partner of the Local Limited Partnership which may or may not be an affiliate of the Local General Partners or the Manager. If the special or other limited partner were an affiliate of the Manager, it would be expected that the Manager or an affiliate would receive compensation from the affiliate for arranging the transaction. See below under the caption “DISCUSSION” for a description of certain conflicts of interest the Manager will face under these and other circumstances relating to a Fund’s purchase of interests in Local Limited Partnerships. A Fund might invest in State Tax Credits and/or Historic Tax Credits if the Manager determined, based on all available facts and circumstances, that it was in the interest of the Fund and its Members to do so, in which event such credits would be allocated among the Manager and the Members of such Fund in the same manner as Low Income Housing Credits are allocated.

The Local General Partners or their affiliates will generally receive as management fees and/or participations a portion of the cash flow from operations of an Apartment Complex and reimbursements payable from cash flow. Each Local Limited Partnership’s partnership agreement will normally provide that a portion of distributions of proceeds from a sale or refinancing of the Apartment Complex will be paid to the Fund as a limited partner.

Although not prohibited, it is not expected that the Manager or an affiliate will be the Local General Partner of a Local Limited Partnership at the time of the Fund’s acquisition of an interest therein.  In such case, the interest of the Manager or its affiliate, and any other material information relating to such interest, will be fully disclosed to investors at the time of such acquisition.  The Manager or an affiliate can otherwise become a Local General Partner after acquisition of the Local Limited Partnership interest only : (i) upon request by a lender that such action be taken; (ii) in the event of the bankruptcy, death, dissolution, withdrawal, removal or adjudication of incompetence of a Local General Partner; (iii) in the event of a material default by a Local General Partner in the performance of its duties; (iv) in the event of a material default by the Local Limited Partnership under its mortgage loan; or (v) in the event it is otherwise reasonably deemed by the Manager to be necessary for it to do so in order to protect the interests of a Fund in the Local Limited Partnership.

Each Local Limited Partnership’s partnership agreement or limited liability company operating agreement (in either case referred to herein as a “Local Limited Partnership Agreement”) will provide the investing Fund with certain voting rights, including the right to dismiss and replace the Local General Partner on the basis of the performance and discharge of the Local General Partner’s obligations, to approve or disapprove a sale or refinancing of the Apartment Complex owned by such Local Limited Partnership, to approve or disapprove the dissolution of the Local Limited Partnership and to approve or disapprove amendments to the Local Limited Partnership Agreement materially and adversely affecting the Fund’s investment in the Local Limited Partnership. In addition, the Local Limited Partnership Agreement will provide to the investing Fund certain other rights, including rights with respect to the calling of meetings, entitlement to reports, and access to records.

The interests in Local Limited Partnerships will have no value other than the value of the Apartment Complexes. No Local Limited Partnership will generate a substantial amount of income or expense other than as directly related to the development, ownership and operation of its Apartment Complex. There will be no secondary market for such interests and no readily ascertainable market value for such interests.

Form of Organization

1.8.  Each Fund is organized as a limited liability company that will be characterized for federal income tax purposes as a partnership, because this form of organization provides investors with both (i) the ability to claim on their individual tax returns the Low Income Housing Credits, deductions, losses and other tax items arising from the Fund’s interests in Local Limited Partnerships which own, operate and rehabilitate Apartment Complexes and (ii) liability limited to their capital investment.

1.9.  The Funds have not applied for and are not expected to apply for a tax ruling from the Internal Revenue Service (the “Service”) as to any of the tax consequences of an investment in a Fund. Each Fund, however, has obtained an opinion from counsel to the Manager and the Fund to the effect that, among other things, for Federal tax purposes, each Fund will be treated as a partnership and not as an association taxable as a corporation.

1.10.  The purpose of each Fund is to provide a vehicle for private investment in Apartment Complexes in accordance with the policy expressed by Congress in the legislation creating the National Housing Partnership. See Section 901 of Title IX of the Housing and Urban Development Act of 1968 (“Title IX”), wherein it is provided that

“it is the policy of the United States to encourage the widest possible participation by private enterprise in the provision of housing for low or moderate income families. The Congress has therefore determined that one or more private organizations should be created to encourage maximum participation by private investors in programs and projects to provide low and moderate income housing.”

Although Title IX provides explicitly for the creation by the United States Government of a specific partnership, and does not provide explicitly for the creation of the Fund, Section 902(c) provides that “nothing in this title shall be construed to preclude private persons from creating...corporations and organizing...partnerships...for the purposes set forth in this title....” The Manager has concluded that the policies stated in Title IX can be served at this time by the creation of limited liability companies, the Funds, in which it is the Manager and individual private investors are the Members.

Management

1.11.  Each Fund will be controlled by the Manager pursuant to the Operating Agreement. The Manager is a California limited liability company whose sole member is WNC & Associates, Inc., a California corporation.  Members of a Fund, consistent with their limited liability status, will not be entitled to participate in the control of the Fund’s business operations. A majority-in-interest of the Members, however, will have the right to amend the Operating Agreement of their Fund (subject to certain limitations) with the consent of the Manager, which shall not be unreasonably withheld, dissolve their Fund with the consent of the Manager, which shall not be unreasonably withheld,  and remove their Manager and elect a replacement therefor. Under the Operating Agreement, each Member is entitled to review all books and records of his Fund at any and all reasonable times. Further, copies of the list of the names and addresses of the Members, including the number of Units owned by each of them, are obtainable by the Members upon reimbursing the costs to the Fund of duplication, provided the information is not requested for a commercial purpose unrelated to the investment in, or the investments of, the Fund.

    1.12. Affiliates of the Manager are also the general partners of: WNC Housing Tax Credit Fund, L.P. (“HTCF”), which filed with the Commission on October 19, 1988 a registration statement on Form S-18 relating to a maximum of $7,500,000 of limited partnership interests; of WNC California Housing Tax Credits, L.P. (“CTC”), which filed with the Commission on January 18, 1989 a registration statement on Form S-11 relating to a maximum of $20,000,000 of limited partnership interests; of WNC Housing Tax Credit Fund II, L.P. (“HTCFII”), which filed with the Commission on February 7, 1990 a registration statement on Form S-11 relating to a maximum of $12,000,000 of limited partnership interests; of WNC California Housing Tax Credits II, L.P. (“CTCII”), which filed with the Commission on November 9, 1990 a registration statement on Form S-11 relating to a maximum of $20,000,000 of limited partnership interests; of WNC Housing Tax Credit Fund III, L.P. (“HTCFIII”), which filed with the Commission on May 30, 1991 a registration statement on Form S-11 relating to a maximum of $15,000,000 of limited partnership interests; of WNC California Housing Tax Credits III, L.P. (“CTCIII”), which filed with the Commission on October 14, 1992 a registration statement on Form S-11 relating to a maximum of $30,000,000 of limited partnership interests; of WNC Housing Tax Credit Fund IV, L.P., Series 1 and Series 2 (“HTCFIV”), which filed with the Commission on June 16, 1993 a registration statement on Form S-11 relating to a maximum of $30,000,000 of limited partnership interests; of WNC California Housing Tax Credits IV, L.P., Series 4 and Series 5 (“CTCIV”), which filed with the Commission on March 28, 1994 a registration statement on Form S-11 relating to a maximum of $50,000,000 of limited partnership interests; of WNC Housing Tax Credit Fund V, L.P., Series 3 and Series 4 (“HTCFV”), which filed with the Commission on April 13, 1995 a registration statement on Form S-11 relating to a maximum of $50,000,000 of limited partnership interests; of WNC Housing Tax Credit Fund VI, L.P., Series 5 and Series 6 (“HTCFVI-5&6”), which filed with the Commission on March 27, 1997 a registration statement on Form S-11 relating to a maximum of $50,000,000 of limited partnership interests; of WNC Housing Tax Credit Fund VI, L.P., Series 7 and Series 8 (“HTCFVI-7&8”), which filed with the Commission on April 16, 1999 a registration statement on Form S-11 relating to a maximum of $50,000,000 of limited partnership interests; of WNC Housing Tax Credit Fund VI, L.P., Series 9 and Series 10 (“HTCFVI-9&10”), which filed with the Commission on August 16, 2001 a registration statement on Form S-11 relating to a maximum of $50,000,000 of limited partnership interests; of WNC Housing Tax Credit Fund VI, L.P., Series 11 and Series 12 (“HTCFVI-11&12”), which filed with the Commission on July 21, 2003 a registration statement on Form S-11 relating to a maximum of $50,000,000 of limited partnership interests; and of WNC Housing Tax Credit Fund VI, L.P., Series 13 (“HTCFVI-13”) and Series 14 (“HTCFVI-14”), which filed with the Commission on April 18, 2005 a registration statement on Form S-11 relating to a maximum of $50,000,000 of limited partnership interests.  HTCF terminated its public offering on April 30, 1990, having received $4,772,500 of gross offering proceeds. CTC terminated its public offering on August 30, 1990, having received $7,451,000 of gross offering proceeds. HTCFII terminated its public offering on December 31, 1991, having received $7,000,000 of gross offering proceeds. CTCII terminated its public offering on January 21, 1993, having received $17,726,000 of gross offering proceeds. HTCFIII terminated its public offering on October 5, 1993, having received $15,000,000 of gross offering proceeds. CTCIII terminated its offering on July 22, 1994 having raised $18,000,000 of gross offering proceeds. HTCFIV terminated its public offering on July 26, 1995, having received $25,241,000 of gross offering proceeds. CTCIV terminated its public offering on June 11, 1996, having received $17,353,800 of gross offering proceeds. HTCFV terminated its public offering on July 15, 1997, having received $39,485,585 of gross offering proceeds. HTCFVI-5&6 terminated its public offering on June 23, 1999, having received $45,418,100 of gross offering proceeds. HTCFVI-7&8 terminated its public offering on September 8, 2001, having received $28,663,910 of gross offering proceeds.  HTCFVI-9&10 terminated its public offering on November 14, 2003, having received $28,478,000 of gross offering proceeds. HTCFVI-11&12 terminated its public offering on October 26, 2005, having received $30,061,490 of gross offering proceeds.  HTCFVI-13 terminated its public offering on September 22, 2006, having received $20,981,000 of gross offering proceeds. HTCFVI-14 did not conduct a public offering, and deregistered all of its limited partnership interests.  HTCF, CTC, HTCFII, CTCII, HTCFIII, CTCIII, HTCFIV, CTCIV, HTCFV, HTCFVI-5&6, HTCFVI-7&8, HTCFVI-9&10, HTCFVI-11&12, HTCFVI-13 and the Funds all have substantially similar investment objectives. Additionally, most of the Apartment Complexes in which CTC, CTCII, CTCIII and CTCIV have invested are eligible for the California State Tax Credits which are allowable under Sections 17058 and 23610.5 of the California Revenue and Taxation Code, in addition to the Low Income Housing Credits. See “DISCUSSION” infra for a discussion of the procedure to be followed by the Manager and its affiliates in allocating investment opportunities among the respective limited partnerships for which they have management responsibilities.

1.13. Affiliates of the Manager have also structured private placements in connection with 57 completed transactions involving partnerships formed to own, directly or through other limited partnerships, real estate, in which investors paid an aggregate of approximately $16,000,000 in equity capital contributions.  In addition to these completed programs, as of December 31, 2008 affiliates of the Manager have sponsored as general partners more than 100 currently active private real estate programs, in which investors paid or committed to pay an aggregate of approximately $1,958,000,000 in equity capital contributions.

1.14.  The Manager has no employees.  The manager and sole member of the Manager is WNC & Associates, Inc.  Personnel of WNC & Associates, Inc. will perform the Manager’s responsibilities to each Fund.  The following officers of WNC & Associates, Inc. will have responsibility for selecting Local Limited Partnerships in which each Fund will invest:

Wilfred N. Cooper, Jr.	President, Chief Executive Officer and Secretary
David N. Shafer, Esq.	Executive Vice President
Michael J. Gaber	Executive Vice President
Thomas J. Riha	Senior Vice President
Thomas J. Hollingsworth	Vice President – Asset Management
Melanie Wenk	Vice President – Chief Financial Officer

Miscellaneous

1.15. Certain other factual matters, including the following, are discussed infra under “DISCUSSION”: the reports to be distributed to Members; compensation arrangements with the Manager; provision for indemnification of the Manager; qualifications of investors in each Fund; and temporary investments of each Fund.

2.  DISCUSSION

Position of Applicants

2.1.  In submitting this Application, neither of the Funds nor the Manager concede that either Fund is an investment company, as that term is defined in the 1940 Act. On the contrary, neither Fund fits within any of the several definitions of an investment company contained in the 1940 Act.

Section 3(a)(1)(A)

2.2.  To be considered an investment company under Section 3(a)(1)(A) of the 1940 Act, an issuer must be, or hold itself out as being, or proposed to be, engaged “primarily...in the business of investing, reinvesting or trading in securities.” Each Fund, however, will be in the business of investing in and being beneficial owner of Apartment Complexes which are not securities. Although a Fund’s interest in an Apartment Complex will be represented by a Local Limited Partnership interest, the use of this form for investment is used to ensure the tax treatment necessary to the realization by investors of Low Income Housing Credits, to accommodate the process of obtaining allocations of the Low Income Housing Credits by the Local Limited Partnerships, as well as for the administrative convenience of the Fund.

Section 3(a)(1)(B)

2.3.  The Units to be issued by each Fund are not “face-amount certificates of the installment type.” Therefore, neither Fund is an investment company within the definition of Section 3(a)(1)(B) of the 1940 Act.

Section 3(a)(1)(C)

2.4.  Section 3(a)(1)(C) of the Act provides that an issuer is an “investment company” if it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items).  The Local Limited Partnership interests should not constitute “investment securities” as that term is used in Section 3(a)(1)(C) of the 1940 Act.  Senate Report No. 1775, 76th Cong., 3d. Sess. (1940) at page 6, sets forth the rationale for the enactment of the 1940 Act and reflects what Congress intended to encompass in the definition of “investment securities”:

“Basically the problems flow from the very nature of the assets of investment companies. The assets of such companies invariably consist of cash and securities, assets which are completely liquid, mobile and readily negotiable. Because of these characteristics, control of such funds offers manifold opportunities for exploitation by the unscrupulous management of some companies. These assets can and have been easily misappropriated and diverted by such types of managements, and have been employed to foster their personal interests other than the interests of public securities holders. It is obvious that in the absence of regulatory legislation, individuals who lack integrity will continue to be attracted by the opportunities for personal profit available in the control of the liquid assets of investment companies and that deficiencies which have occurred in the past will continue to occur in the future.”

See also Public Policy Implications of Investment Company Growth, House Report No. 2337, 89th Cong., 2d Sess. (1966) at page 65.

2.5.  Each Fund, however, will invest in interests in Local Limited Partnerships which are, by their nature, not readily marketable, and such interests will have no value apart from the value of the Apartment Complexes owned by the Local Limited Partnerships. There will be no separate secondary market for such interests and such interests are illiquid. Their sale could involve severe adverse tax consequences. To treat such interests as “investment securities” within the ambit of the 1940 Act would be to ignore the economic realities of the two-tier partnership structure to be used by each Fund and each Fund’s participation in the development, ownership and operation of government-assisted housing.

Section 3(b)(1)

2.6.  If the Commission deems the interests of a Fund in Local Limited Partnerships to be “investment securities” as that term is used in Section 3(a)(1)(C) of the 1940 Act, the Fund should still be found not to be an investment company because it falls within the exclusionary provisions of Section 3(b)(1) of the 1940 Act. Each Fund, for the reasons stated above, is “primarily engaged...in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities.” See In the Matter of Business Property Associates, 12 S.E.C. 845 (1943).

Exemption under Section 6(c) and Section 6(e)

2.7.  Section 6(c) authorizes the Commission to grant an exemption from the 1940 Act when it is deemed “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this [1940 Act].” In the event the Commission, under Section 6(c), exempts a company from the provisions of Section 7, Section 6(e) authorizes the Commission to nonetheless require such company to comply with certain specified provisions of the 1940 Act as though the company were a registered investment company.

2.8.  The final paragraph of Release No. 8456 contemplates that the exemptive power of the Commission under Section 6(c) may be applied to two-tier partnerships which engage in the kind of activities in which the Funds will engage, that is, “two-tier partnerships that invest in limited partnerships engaged in the development and building of housing for low and moderate income persons....” Release No. 8456 lists two conditions, designed for the protection of investors, which must be satisfied in order to qualify for such an exemption: (i) “interests in the issuer should be sold only to persons for whom investments in limited profit, essentially tax-shelter, investments would not be unsuitable...”; and (ii) “requirements for fair dealing by the general partner of the issuer with the limited partners of the issuer should be included in the basic organizational documents of the company.” As is more fully set forth below, each Fund will comply with these conditions and will otherwise operate in a manner designed to insure investor protection.

The Public Interest

2.9.  Each Fund’s request for exemption from certain provisions, rules and regulations promulgated pursuant to the 1940 Act is both necessary and appropriate in the public interest. By investing in Local Limited Partnerships, each Fund is implementing the national policy enunciated by Congress in Section 901 of Title IX: “to encourage the widest possible participation by private enterprise in the provision of housing for low or moderate income families....”

  2.10.  Section 902(c) of Title IX provides that “nothing in this title shall be construed to preclude private persons from creating...corporations and organizing...partnerships...for the purposes set forth in this title....” The Commission has already decided that the goals to be attained by the creation of entities like the Fund should not be frustrated by application of the 1940 Act. The public interest expressed in Title IX has been recognized in the Commission’s orders, pursuant to Section 6(c), exempting from the application of the 1940 Act, among others: WNC Housing Tax Credit Fund VI, L.P., Series 13 and Series 14, Investment Company Act Release No. 27053 (August 30, 2005); WNC Housing Tax Credit Fund VI, L.P., Series 11 and Series 12, Investment Company Act Release No. IC 26231 (October 27, 2003);  WNC Housing Tax Credit Fund VI, L.P., Series 9 and Series 10, Investment Company Act Release No. IC 25261 (November 13, 2001); WNC Housing Tax Credit Fund VI, L.P., Series 7 and Series 8, Investment Company Act Release No. IC 23994 (September 3, 1999); WNC Housing Tax Credit Fund VI, L.P., Series 5 and Series 6, Investment Company Act Release No. IC-22684 (May 27, 1997); WNC Housing Tax Credit Fund V, L.P., Series 3 and Series 4, Investment Company Act Release No. IC-21132 (June 13, 1995); WNC California Housing Tax Credits IV, L.P., Series 4 and Series 5, Investment Company Act Release No. IC-20288 (May 11, 1994); WNC Housing Tax Credit Fund IV, L.P., Investment Company Act Release No. IC-19651 (August 25, 1993); WNC California Housing Tax Credits III, L.P., Investment Company Act Release No. IC-19211 (January 13, 1993); WNC Housing Tax Credit Fund III, L.P., Investment Company Act Release No. IC-18239 (July 17, 1991); WNC California Housing Tax Credits II, L.P., Investment Company Act Release No. IC-17993 (February 8, 1991); WNC Housing Tax Credit Fund II, L.P., Investment Company Act Release No. IC-17483 (May 10, 1990); WNC California Housing Tax Credits, L.P., Investment Company Act Release No. IC-16889 (March 21, 1989); WNC Housing Tax Credit Fund, L.P., Investment Company Act Release No. IC-16825 (February 21, 1989); and Boston Financial Qualified Housing Limited Partnership, Investment Company Act Release No. IC-15935 (August 18, 1987).

2.11.  The need for the exemption is clear; investment in low and moderate income housing is not economically suitable for private investors without the tax and organizational advantages of the limited partnership form. The limited partnership or limited liability company structure is the only way of bringing private equity capital into housing for low or moderate income families by providing investors with both (i) limited liability, and (ii) the pass-through of tax benefits such as Low Income Housing Credits and tax losses.

2.12.  Congress has consistently recognized the necessity of inducing private capital to develop and rehabilitate low and moderate income housing. Outside investors, however, usually perceive investment in low and moderate income housing programs as involving greater risks than investment in real estate in general. The limited partnership or limited liability company form insulates each investor from personal liability and limits his financial risk to the amount he has agreed to invest in the program, and at the same time permits the pass-through to the investor, on his individual tax return, of his proportionate share of the income or losses and tax credits from the investment. For this reason, the limited partnership, or limited liability company characterized for tax purposes as a partnership, is the vehicle ordinarily used in raising the needed equity capital from private investors.

2.13.  The two-tier form of investment permits each Fund the same tax advantages which would be available if the Fund had invested directly in Apartment Complexes, while at the same time insulating the Fund (and, hence, the Members) from many of the risks associated with direct real estate ownership. The Fund’s investment practices are designed to minimize further the foregoing and other risks associated with real estate ownership. Each Fund’s investments in Local Limited Partnerships will generally be made in stages, with portions thereof conditioned upon, for example, completion of construction and achievement of certain occupancy levels.

2.14.  The limited partnership and limited liability company forms of organization, in the context of the business in which the Funds will engage, are incompatible with the operational framework of the 1940 Act. By way of example, Section 15(a)(3) of the 1940 Act requires annual approval by investors of a management contract, but such annual voting in connection with the Funds, whose primary investment objective is the generation of Low Income Housing Credits that rely on various contractual relationships with the lower tier entities, would make such annual approval rights impractical and unnecessarily costly, and could potentially result in disruption of the Funds’ investments. The same problem exists with respect to the election of directors and the termination of the investment company management contract. See Sections 16(a) and 15(a)(3) of the 1940 Act. A Fund would be unable to function in the manner contemplated if it is deemed to be an investment company subject to the 1940 Act.

2.15.  The asset coverage limitations contained in Section 18 of the 1940 Act (generally 200% for the issuance of stock) were designed to protect investors in securities from wide fluctuations in market prices. Such concerns are not justified in real estate investments and are inappropriate to investments in Local Limited Partnerships which own and operate Apartment Complexes eligible for Low Income Housing Credits which are designed to be illiquid, intended to be held as very long-term investments (at least ten to 15 years) and for which there is no active trading market.

2.16.  To discourage the two-tier arrangements by application of the 1940 Act would result in elimination of the best available means of attracting private equity capital into government-assisted housing, and would frustrate the national policy, declared by Congress, “to encourage the widest possible participation by private enterprise in the provision of housing for low and moderate income families.” Exemption from the 1940 Act is both necessary and appropriate in the public interest.

Government-Assistance Programs

  2.17. Each Fund will invest in Local Limited Partnerships which own and operate Apartment Complexes to be qualified, in the opinion of counsel, for the Low Income Housing Credit added to the Code by the Tax Reform Act of 1986, tax credits which may be applied against Federal income tax liability, pursuant to Section 42 of the Code. There are two separate credits allowable for investments in qualified low-income housing projects which may be claimed ratably over a ten-year period: (i) a credit with a present value of 70% of

“qualified basis” for new construction or “substantial” rehabilitation expenditures that are not Federally subsidized (as defined in the Code); and (ii) a credit with a present value of 30% of “qualified basis” for new construction or “substantial” rehabilitation expenditures that are Federally subsidized. Federal subsidies for this purpose include loans funded with the proceeds of tax-exempt bonds. “Substantial” rehabilitation is defined as capital expenditures incurred in connection with rehabilitation of a building aggregated over a 24-month period in an amount equal to at least the greater of 20% of adjusted basis or $6,000 per low-income unit, as adjusted for inflation. The “qualified basis” against which the credit percentage is applied is determined in part by the degree to which the project is held for occupancy by low-income tenants. In order to qualify, a project owner must set aside either (i) at least 20% of its units for households whose incomes do not exceed 50% of the median income in the geographic area of the project or (ii) at least 40% of its units for households whose incomes do not exceed 60% of that median income. Tenants in eligible low-income units may not pay more than 30% of their qualifying income for rent and utilities. Projects receiving Low Income Housing Credits must remain in compliance with the set-aside and rent restriction tests outlined above for a minimum period of 30 years. Failure to remain in compliance during an initial 15-year compliance period may result in a recapture of a portion of current and prior year credits. Projects generally must receive an allocation of credit authority from a state, or in some cases, a local government entity, in order for investors to be eligible to receive the Low Income Housing Credits. Generally, an individual investor subject to a marginal tax rate of 35% may utilize up to $8,750 of Low Income Housing Credits per year against Federal tax liability (the “$25,000 deduction equivalent”). Each Fund intends to invest its funds so as to provide Members with the Low Income Housing Credits that are available as a direct reduction of Federal income tax liability over a period of at least 10 years.

Temporary Use of Funds

  2.18.  All proceeds of the private placement of a Fund’s Units will initially be placed in an escrow account with U.S. Bank, National Association (“Escrow Agent”). Pending release of offering proceeds to the Fund, the Escrow Agent will deposit escrowed funds in accordance with instructions from time to time received from the Manager in short-term United States Government securities, securities issued or guaranteed by the United States Government and certificates of deposit or time or demand deposits in commercial banks. The offering of a Fund’s Units will terminate not later than one year from the date of commencement of the Fund, unless extended by the Manager, but in no event beyond two years from the date upon which the Fund commences its placement. Unless the minimum gross offering proceeds stated in a Fund’s supplement to the Memorandum are received within one year from the commencement of such Fund, no Units in such Fund’s placement will be sold and funds paid by subscribers to such Fund will be returned promptly, together with a pro rata share of any interest earned thereon. Subject to the preceding, the Manager will determine in its discretion when a Fund’s offering will be commenced and when it will be terminated. Each Fund will establish its minimum and maximum capitalization, and will disclose it by supplement to the Memorandum and deliver the supplement to all prospective investors prior to subscription.  When the prescribed minimum amount of gross offering proceeds for a Fund has been received, funds in escrow will be released to the Fund and held by it pending investment in Local Limited Partnerships.  Any of a Fund’s offering proceeds available for investment in Local Limited Partnership interests that the Fund has not either invested or committed to invest within 24 months following the termination of its offering of Units will be distributed to investors pro rata as a return of capital.

2.19.  Each Fund will invest its net offering proceeds not immediately utilized to acquire Local Limited Partnership interests or for other Fund purposes (such as the establishment of a capital reserve equal to at least 2.5% of the gross offering proceeds) in United States government securities, securities issued or fully guaranteed by United States government agencies, certificates of deposit and time or demand deposits in, or repurchase agreements constituting obligations of, commercial banks with deposits insured by the Federal Deposit Insurance Corporation and other short-term, highly liquid investments. As used herein, net offering proceeds are gross offering proceeds less amounts paid in connection with the offering and organization of the Fund.

2.20.  After a Fund has made an initial capital contribution to a Local Limited Partnership, other funds allocated for subsequent investment in that Local Limited Partnership (“Commitment Reserves”) will be temporarily invested by the Fund in investments referred to in the preceding paragraph. The determination of whether to distribute earnings from investments of Commitment Reserves or to utilize such earnings for other Fund purposes shall be made by the Manager subject to the limitations set forth in the Operating Agreement.

2.21.  The Commission has adopted Rule 3a-2 which states that an issuer would not be deemed to be in the business of investing, reinvesting, owning, holding or trading any securities for purposes of Section 3(a)(1)(A) or 3(a)(1)(C) of the 1940 Act during a period of time not to exceed one year, provided, generally, that the issuer has a bona fide intent to be engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities and provided that such intent is evidenced by the issuer’s business activities and appropriate resolutions or actions. The rule further states that:

“(b)  For purposes of this rule, the period of time described in paragraph (a) shall commence on the earlier of:

(1)  The date on which an issuer owns securities and/or cash having a value exceeding 50 percent of the value of such issuer’s total assets on either a consolidated or unconsolidated basis; or

(2)  The date on which an issuer owns or proposes to acquire investment securities (as defined in Section 3(a) of the Act) having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

(c)  No issuer may rely on this section more frequently than once during any three-year period.”

2.22.  In Investment Company Release No. 11552 (January 14, 1981) (“Release No. 11552”), the Commission stated that it “emphasizes that the rule creates a ‘safe harbor’ for transient investment companies and is not intended to preclude a company from seeking either a no-action assurance from the Commission staff or a Commission Order of Exemption.” In footnote four of Release No. 11552, the Commission indicates that, as a general rule, the staff is reluctant to provide no-action assurances in this area, in part, because the decision whether to issue such a no-action assurance depends to a significant degree upon the company’s intent, which is not easy to determine via the no-action procedure.

2.23.  In the case of a Fund, the date on which the one-year period referred to in Release No. 11552 begins is uncertain, since it could be said that a Fund’s intention to acquire temporary investments pending investment in Local Limited Partnerships commenced upon the formation of the Fund. In any event, it is likely that a Fund will hold temporary investments and Commitment Reserves for a period longer than one year, even if the one-year period does not commence until the Fund’s offering is terminated. Certainly, in the case of investments of Commitment Reserves, which a Fund will not acquire until the Fund has made an initial capital contribution to a Local Limited Partnership, the Fund will hold such investments for some period of time in excess of a year, perhaps as long as four years.

2.24.  No Fund intends to trade in temporary investments or investments of Commitment Reserves, and there will be no speculation by a Fund in any such investments. Further (i) each Fund will own and hold these securities on a temporary basis pending full investment in Local Limited Partnership interests in accordance with the purposes of the Fund and (ii) it is the intention of each Fund to be engaged primarily, as soon as is reasonably possible, in a business other than that of investing, reinvesting, owning or holding any of these securities. It is the intention of each Fund to apply capital raised in its public offerings to the acquisition of Local Limited Partnership interests as soon as possible. Accordingly, the Fund believes that the Commission should issue its order pursuant to Sections 6(c) and 6(e) exempting each Fund from the provisions of the 1940 Act other than Sections 37 to 53 and the rules issued thereunder other than rule 38a-1, notwithstanding the Fund owning and holding these securities.

Suitability

2.25.  As stated above, the final paragraph of Release No. 8456 provides that one of the conditions to obtaining an exemption from the 1940 Act pursuant to provisions of Section 6(c) is that interests in the issuer “be sold only to persons for whom investment in limited profit, essentially tax-shelter, investments would not be unsuitable....”

2.26.  Offers to sell and sales to the public of the Units are proposed to be effected through selected members (the “Soliciting Dealers”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”), which may include WNC Capital Corporation, an affiliate of the Manager. Such broker-dealers will use their best efforts to obtain subscriptions for Units.

2.27.  Any subscriptions for Units must be approved by the Manager, which approval shall be conditioned upon representations as to suitability of the investment for each subscriber. The Subscription Agreement for Units provides that a prospective purchaser and the Soliciting Dealer who may offer and sell to that investor, will each be required to make factual representations which, among other things, establish that each investor qualifies as an “accredited investor” as that term is defined in Rule 501(a) of Regulation D under the 1933 Act, identifying the category under which such definition is met and providing information and representations confirming such status.1  Each investor and the investor’s Soliciting Dealer must also make factual representations establishing that the investor meets any other suitability standards established by the Fund. Such additional suitability standards will include, at a minimum, that the investor and Soliciting Dealer must have reasonable grounds to believe that the prospective purchaser is or will be in a financial position appropriate to enable the purchaser to realize to a significant extent the Federal income tax benefits of an investment, has an overall financial position sufficient to bear the risks of the investment, and understands the benefits and risks of an investment. As noted, both the investor and the Soliciting Dealer for that investor must execute representations confirming suitability and the basis for such suitability.  Further, transfers of Units will be permitted only if the transferee meets the same suitability standards as had been imposed on his transferor Member.

2.28.  Units will be sold only to persons for whom investment in limited profit, essentially tax shelter, investments would be suitable.  Each Fund believes that the suitability standards set forth above are consistent with the requirements in Release No. 8456.

Fair Dealing

2.29.  As indicated above, Release No. 8456 also requires that “requirements for fair dealing by the general partners of the issuer with the limited partners of the issuer should be included in the basic organizational documents of the company.”

___________________________

1 Applicants acknowledge that they are not asking for, and the Commission is not making any determination with respect to, the Funds’ ability to rely on Regulation D of the 1933 Act.  Applicants thus acknowledge that any order granted pursuant to this Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to any Commission investigation of, or administrative proceedings involving or against, Applicants with respect to compliance with the 1933 Act.

2.30.  Applicants believe that each Fund’s Operating Agreement provides the necessary assurance of fair dealing, while also providing the necessary management flexibility to achieve the stated tax credit objectives of the Funds.  The Operating Agreements comply in all respects with applicable California laws governing limited liability companies.  As discussed in greater detail below, the Operating Agreement and the Memorandum for each Fund contain numerous provisions to ensure fair dealing by the Manager with the Members.  Accordingly, the requirements for fair dealing by the Manager with the Members are included in the basic organizational documents of each Fund.

Compensation of Manager and Affiliates

2.31.  All compensation to be paid to the Manager and its affiliates by a Fund is specified in the Operating Agreement and Memorandum, and no compensation will be payable to the Manager or any of its affiliates by the Fund unless so specified. The fees and other forms of compensation that will be paid to the Manager and its affiliates will not have been negotiated at arm’s length; however, all such compensation is believed to be fair and on terms no less favorable to each Fund than would be the case if such arrangements had been made with independent third parties.

2.32.  There follows a discussion of some of the specific items of compensation expected to be paid to the Manager and its affiliates.  The total of all “front end fees” payable by each Fund will not exceed an amount equal to 22% of the Fund’s gross offering proceeds.  “Front end fees” include all fees and expenses paid to all persons in connection with the organization of a Fund, the offering of its Units and the acquisition of its Local Limited Partnership interests.  The amounts of each of these front end fees payable by each Fund will be established at the commencement of each Fund’s offering and will be disclosed in the Memorandum to all of that Fund’s investors.

Offering and Organizational Phase

2.33.  During the offering and organizational phase, WNC Capital Corporation, the dealer manager for the offering of Units and an affiliate of the Manager, will receive from each Fund a dealer manager fee for its services in managing a group of independent broker-dealers who will sell the Units.  The Fund will pay retail selling commissions on all sales of Units by such broker-dealers.  The Manager or an affiliate will receive from each Fund a nonaccountable organizational and offering expense allowance. In exchange for this allowance, the Manager has agreed to pay all organizational and offering expenses of the Fund (excluding retail selling commissions, the dealer manager fee and the nonaccountable organizational and offering expense allowance).  The allowance is nonaccountable because the Manager will bear the risk of incurring any amount of expense which may exceed the amount of the allowance, but will benefit by retaining any amount by which the allowance may exceed the amount of actual expenses incurred.

Acquisition Phase

2.34.  During its acquisition phase, each Fund will pay to the Manager or its affiliates an acquisition fee for services rendered in connection with acquiring Local Limited Partnership interests (including services performed for the Fund in connection with Local Limited Partnership interests which are the subject of review, evaluation and, ultimately, rejection as potential acquisitions for the Fund), which services may include selecting, evaluating, structuring, negotiating and closing the Fund’s investments in Local Limited Partnership Interests. From each Fund the Manager or its affiliates will receive a nonaccountable acquisition expense allowance, in consideration of which the Manager will pay all acquisition expenses of the Fund. For services actually rendered or to be rendered, directly or indirectly, by the Manager and its affiliates in connection with the initial management of each Fund, each Fund shall pay to the Manager or its affiliates a Fund management fee.  The services to be performed for such fee shall include (i) drafting and negotiating the Local Limited Partnership Agreements; (ii) organizing and structuring the Local Limited Partnerships; (iii) acting as liaison between the Fund and the Local Limited Partnerships during the period of acquisition of the Local Limited Partnership interests and the period of construction and rent-up of the Apartment Complexes; (iv) establishing record-keeping and reporting systems in connection with monitoring activities and performances of the Local Limited Partnerships during the start-up period (i.e., a period generally ending two to four years after the Fund’s investment in a Local Limited Partnership); (v) implementing banking, escrow or other cash management arrangements for the payment of capital contributions to the Local Limited Partnerships; and (vi) assisting the Local Limited Partnerships in establishing systems for financial, regulatory and other compliance reporting, audit and accounting procedures, partnership reserves management and miscellaneous start-up period services.

Operating Phase

2.35. For services rendered by the Manager in connection with the administration of the affairs of each Fund and the management of the Fund’s assets, the Manager shall receive and earn from each Fund a yearly asset management fee in an amount equal to 0.75% of the Fund’s invested assets. The period of service for each annual fee shall be from September 1 to August 31. The asset management fee shall be payable from and to the extent of a Fund’s cash flow, proceeds of a sale or refinancing, and/or withdrawals from reserves.  Accrued but unpaid asset management fees for any year shall be deferred without interest and shall be payable in subsequent years from any funds available to the Fund after payment of all other costs and expenses of the Fund.

Liquidation Phase

2.36.  During the liquidation phase of a Fund, the Manager or its affiliates shall receive a disposition fee in an amount of up to 3% of the gross sales price of an Apartment Complex or a Local Limited Partnership interest. Accrued but unpaid disposition fees for any year shall be deferred without interest and shall be payable in subsequent years from any funds available to the Fund after payment of all other costs and expenses of the Fund, including any reserves then determined by the Manager no longer necessary to be retained by the Fund.

Conflicts of Interest

2.37.  Section 1(b)(2) of the 1940 Act is concerned with conflicts of interest. Each Fund believes that all potential conflicts of interest between the Manager and the Members are disclosed in the Memorandum, including the receipt of commissions, fees and other compensation by the Manager and its affiliates.

2.38.  The Operating Agreement and the Memorandum contain various provisions designed to eliminate or significantly reduce these and other conflicts of interest. For example, in connection with investment opportunities which might be appropriate for more than one entity which the Manager or one of its affiliates advises or manages, the decision as to the particular entity which will be allocated the investment will be based upon such factors as the effect of the acquisition on diversification of each entity’s portfolio, the estimated income tax effects of the purchase on each entity, the amount of funds of each entity available for investment and the length of time such funds have been available for investment.

In addition, the Manager is subject to a fiduciary duty to exercise good faith and integrity in handling the affairs of the Fund, and that duty will govern its actions in all such matters.

2.39.  Further, the Operating Agreement contains various restrictions on the authority of the Manager. In particular, the Operating Agreement of each Fund states that the Manager shall not:

           (i)do any act in contravention of the Operating Agreement;

           (ii)do any act which would make it impossible to carry on the ordinary business of the Fund;

           (iii)possess Fund property, or assign a Fund’s rights in specific Fund property, for other than a Fund purpose;

           (iv)admit a person as a Manager, except as provided in the Operating Agreement;

           (v)admit a person as a Member, except as provided in the Operating Agreement;

           (vi)directly or indirectly pay or award any commissions or other compensation to any person engaged by a potential investor in a Fund for investment advice as an inducement to such adviser to recommend the purchase of Units, but this clause shall not prohibit the payment of the selling commissions and other underwriting compensation contemplated in the Memorandum to a registered broker-dealer or other properly-licensed person for selling Units;

           (vii)cause a Fund to lend any funds to any person (other than in connection with temporary investments), except that the Manager may cause a Fund to make loans to or to post letters of credit for Local Limited Partnerships in which the Fund owns or is expected to own a Local Limited Partnership interest, provided that in the case of any such loan either (a) (1) the total amount of all such loans does not exceed the Fund’s capital contribution commitment to the investment in such Local Limited Partnership, and (2) such borrowings are repaid from the Fund’s initial capital contribution to the Local Limited Partnership at the time such initial capital contribution is made; or (b) the loan is made to the Local Limited Partnership for necessary working capital purposes, such as for the curing of a default in a payment or other obligation;

           (viii)cause a Fund to acquire unimproved or nonincome producing property (but this clause shall not restrict the right of a Fund to invest in Local Limited Partnerships owning Apartment Complexes under construction or rehabilitation or Apartment Complexes as to which construction or rehabilitation has not commenced but with respect to which closing of the construction loan has occurred or the Apartment Complex site has been acquired and a construction loan commitment has been obtained);

           (ix)cause a Fund to utilize cash from operations to acquire Local Limited Partnership interests;

           (x)cause a Fund to reinvest sale or refinancing proceeds unless a sufficient portion thereof is distributed to the Members to enable each Member, assuming that he is in a combined Federal, state and local marginal income tax bracket of 30%, to pay the Federal, state and local income tax liability arising from the sale or refinancing which generated such proceeds, and in any event sale or refinancing proceeds with respect to a particular Fund shall not be reinvested following the second anniversary of the first day of the calendar quarter in which the Investment Date with respect to such Fund occurs, except to the extent of any reserves retained therefrom. (The “Investment Date” for a Fund is the last date on which purchasers of Units are admitted as Members of the Fund.);

           (xi)cause a Fund to acquire any Local Limited Partnership interest in exchange for Units;

           (xii)change a Fund’s purposes from those set forth in the Operating Agreement;

           (xiii)facilitate or recognize the trading of Units on an established securities market or on a secondary market;

           (xiv)cause a Fund to invest in Local Limited Partnerships under circumstances where duplicate fees for the same service may be payable by the Fund and/or the particular Local Limited Partnership;

           (xv)cause an insurance brokerage fee to be received by, or an insurance policy covering the Fund or any Apartment Complex to be written by, the Manager or its affiliates;

           (xvi)cause any rebates or give-ups to be received by the Manager or its affiliates, or participate in any reciprocal business arrangement which would have the effect of circumventing any of the provisions of the Operating Agreement;

    (xvii)        contract away its fiduciary duty to the Members;

    (xviii)       perform or omit to perform any act that would subject any Member to liability as a general partner in any jurisdiction;

           (xix)cause the Fund to employ any employees; or

           (xx)take any action or fail to take any reasonable action deemed necessary or appropriate by counsel to the Fund which causes the Fund to be treated for Federal income tax purposes as an association taxable as a corporation under Federal income tax laws as in effect on the date hereof or take any action or fail to take any reasonable action deemed necessary or appropriate by counsel to the Fund to achieve such qualifications with respect to changes in Federal income tax laws.

The Operating Agreements do not restrict the amount of borrowing that each Fund may incur relative to the aggregate purchase price of the Apartment Complexes.  However, non-government subsidized portfolio indebtedness incurred by each Fund will not exceed 80% of the purchase price of the Apartment Complexes purchased with or securing such non-government subsidized debt.  Government subsidized debt may equal up to 100% of the purchase price of the Apartment Complexes purchased with or securing such debt.

2.40.  The Operating Agreement for each Fund sets forth the authority of the Manager and its affiliates to deal with the Fund and includes authority to pay the fees disclosed in the Operating Agreement and the Memorandum. The Operating Agreement provides that any agreements, contracts and arrangements, other than those expressly provided for in the Operating Agreement, between the Manager and/or its affiliates and the Fund, or between the Manager and/or its affiliates and a Local Limited Partnership, shall be subject to the following conditions: (i) the Manager shall have determined that: (a) any of the services to be provided to the Fund or the Local Limited Partnership pursuant to such an agreement, contract or arrangement is necessary to the prudent operation of the Fund or Local Limited Partnership, consistent with the fiduciary duty of the Manager to each Fund and its Members; and (b) the person rendering such services has an adequate staff and is able to render such services to the Fund or Local Limited Partnership; (ii) any such agreement, contract, or arrangement shall be embodied in a written contract which describes the subject matter, the services to be rendered and all compensation to be paid and may not exceed an amount equal to a competitive price or fee; (iii) any such agreement, contract, or arrangement shall be disclosed in one of the reports required by the Operating Agreement; and (iv) any such agreement, contract or arrangement shall be terminable by either party, without penalty, upon 60 days’ prior written notice.

2.41.  Under the California LLC Act, and under the terms of the Operating Agreement, the Manager is a fiduciary of each Fund and the Members.  The Manager and its affiliates thus are subject to fiduciary and other statutory duties of care and the obligation to exercise reasonable business judgment.

2.42.  The Operating Agreement for each Fund provides that neither the Manager nor any affiliate shall have any liability to the Fund or to any Member for any loss suffered by the Fund which arises out of any action or inaction of such Manager or affiliate if the Manager, in good faith, determined that such course of conduct was in the best interest of the Fund and such course of conduct did not constitute gross negligence or willful misconduct of such Manager or affiliate. Thus, any right of action which the Members may have against the Manager may be more limited than would be the case absent such provisions.

  2.43.  Also, the Operating Agreement for each Fund prominently provides that the Manager and each affiliate shall be indemnified by the Fund against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with the Fund, provided that the same were not the result of gross negligence or willful misconduct on the part of such Manager or affiliate and were the result of a course of conduct which the Manager, in good faith, determined was in the best interest of the Fund. However, any indemnity under the Operating Agreement shall be provided out of and to the extent of Fund assets only, and no Member shall have any personal liability on account thereof. Furthermore, the Operating Agreement provides that neither the Manager, any person acting as a broker-dealer, nor any affiliate shall be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of Federal or state securities law unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee, or (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee, or (iii) a court of competent jurisdiction, after being advised of the Commission’s position with respect to indemnification for conduct constituting violation of federal securities laws, approves a settlement of the claims against a particular indemnitee, and finds that indemnification of the settlement and related costs should be made. Insofar as indemnification for liabilities under the Securities Act may be permitted to the Manager, however, the Funds have been advised that in the opinion of the Commission, such indemnification is contrary to public policy as expressed in said Act and is therefore unenforceable.

2.44.  The Operating Agreement provides that certain significant actions cannot be taken by the Manager without the consent of a majority-in-interest of the Members. Such actions include: (i) merger or other reorganization of a Fund and (ii) dissolution of a Fund.

2.45.  Further, the Operating Agreement provides that a majority-in-interest of the Members may, (i) with the concurrence of the Manager, amend their Operating Agreement (with certain restrictions); and (ii) without the concurrence of the Manager, remove their Manager and elect a replacement.

2.46.  Each Fund will attempt to obtain opinions of counsel to the effect that the Fund’s liability in respect of each Local Limited Partnership will be limited to the Fund’s capital contribution to the Local Limited Partnership, its proportionate share in the Local Limited Partnership’s assets and undistributed profits, and, in some cases, amounts distributed to the Fund by the Local Limited Partnership plus interest thereon.

2.47.  The California LLC Act allows a Member of a Fund to bring an action in the right of the Fund to procure a judgment in its favor.

2.48.  The Operating Agreement requires each Fund to distribute to its Members within 120 days following the end of each year financial statements of the Fund for such year prepared in accordance with generally accepted accounting principles. In addition, the Operating Agreement and the California LLC Act each require that the Manager maintain, and make available to Members, all of the books and records of the Members’ Fund.

2.49.  The Operating Agreement requires each Fund to distribute to its Members within 75 days of the end of each year tax information relating to the Fund necessary to preparation of their state and Federal tax returns.

Consistency with 1940 Act

  2.50.  The exemption requested would be consistent with the protection of investors and the purposes and policies underlying the 1940 Act. In general, the purpose of the 1940 Act is to prevent the abuses that can occur when management has discretion to invest the public’s money. In this case, however, management’s discretion to invest the public’s money is limited by the Operating Agreement, and the investment policies stated therein, as well as the investment objectives set forth in the Memorandum. Although the Local Limited Partnerships in which a Fund will invest may not be identified before the investors make their investments, the criteria for selecting Apartment Complexes and the other criteria and investment policies, set forth herein and in the Memorandum, restrict the discretion of the Manager and help to assure that it will use the offering proceeds in a manner which is in accordance with the expectations of the Members.

2.51.  The Funds submit that their structure, policies and protective provisions are consistent with the principal investor protection sections of the 1940 Act.

2.52.  Section 1(b)(1) of the 1940 Act is concerned with the provision of adequate information to investors, and Section 1(b)(5) with the use of accounting practices that are unsound or may mislead investors. To assure that appropriate information will be available, Section 30 requires annual reporting by registered investment companies, and Section 31(a) authorizes the Commission to prescribe accounting practices. As stated above, the Operating Agreement requires that Members receive regular  financial reports concerning their Fund’s operations and financial condition. The Operating Agreement cannot be amended in this respect without a vote of at least a majority-in-interest of the Members in the Fund.

2.53.  Section 1(b)(2) of the 1940 Act is concerned with conflicts of interest. As stated above, the Funds believe that they have disclosed all potential conflicts of interest to prospective investors in the Memorandum. Further, as also stated above, and, consistent with Release No. 8456, the Operating Agreement contains numerous provisions designed to prevent over-reaching by the Manager and to insure fair dealing with Members.

2.54. Section 1(b)(3) of the 1940 Act is concerned with the issuance of securities with inequitable provisions. The rights, preferences and privileges relating to the Units, and the powers of, and limitations on, the Manager, are set forth in detail in the Memorandum and the Operating Agreement. The Operating Agreement cannot be amended in this respect without a vote of at least a majority-in-interest of the Members in the Fund.

2.55.  Section 1(b)(4) of the 1940 Act is concerned with management. The Fund’s affairs will be managed by the Manager, whose financial condition and other information regarding the Manager and its affiliates, are described in detail in the Memorandum.

2.56.  Section 1(b)(6) of the 1940 Act is concerned with changes of management and investment policy. The Manager cannot assign its rights or obligations or admit a new Manager, except under the conditions provided for in the Operating Agreement; however, under certain circumstances, the Members may, by majority vote, replace the Manager. Further, the management and control of the Manager may be changed at any time in accordance with its organizational documents. Changes in a Fund’s investment objectives, as stated in the Operating Agreement, are not permitted without the approval of a majority-in-interest of the Members.

2.57.  Section 1(b)(7) of the 1940 Act concerns the use of excessive leverage, and Section 18 of the 1940 Act restricts leveraging by investment companies. While the Funds themselves do not anticipate leveraging, each Local Limited Partnership will operate on a highly-leveraged basis. The debt in these cases, however, will be in the form of mortgage loans secured by the Local Limited Partnership’s assets. Most of such loans will be nonrecourse obligations. Since a Fund will invest only as a limited partner, its liability in any one Local Limited Partnership will be limited to the amount of its investment.

2.58.  Section 1(b)(8) of the 1940 Act is concerned with maintaining adequate working capital reserves. Each Fund will set aside at least 2.5% of its gross offering proceeds.

2.59.  Section 15(a)(1) of the 1940 Act requires contracts with investment companies to specify with precision all compensation paid to management. The Memorandum and Operating Agreement delineate with precision all compensation to be paid to the Manager and its affiliates.

2.60.  Section 17 of the 1940 Act contains provisions designed to protect investors from the consequences of an investment company’s management engaging in transactions with affiliated persons and providing management with unwarranted insulation from liability. As hereinabove described, the Manager may not be liable to a Fund or its Members for certain acts and omissions to act, since provision has been made in the Operating Agreement for indemnification of the Manager (and certain affiliates) under certain specified conditions. The Manager is aware, however, and the Memorandum discloses that it is the opinion of the Commission that insofar as indemnification for liabilities arising under the Securities Act may be provided to directors, officers and controlling persons pursuant to the foregoing, or otherwise, such indemnification is contrary to public policy and is, therefore, unenforceable. Accordingly, as stated above, the Operating Agreement restricts the ability of the Manager, among others, to claim indemnification from the Fund.

2.61.  An important factor in considering investor protection is that the Units will be sold only to investors who have special qualifications which make an investment in the Units suitable for them. Each Operating Agreement requires that all Members of each Fund and all transferees of Units satisfy these standards.

2.62.  The contemplated business plan of the Funds is not susceptible to abuses of the sort the 1940 Act was designed to remedy. The suitability standards described above, the requirements for fair dealing provided by the Operating Agreement, and pertinent governmental regulations imposed on each Local Limited Partnership by various Federal, state and local agencies, provide protection to investors in Units comparable to and in some respects greater than that provided by the 1940 Act. Exemption would therefore be entirely consistent with the protection of investors and the purposes and policies of the 1940 Act.

3.  CONCLUSION

3.1.  In view of the facts set forth herein, it is respectfully submitted that the Funds are not investment companies within the meaning and intention of the 1940 Act but that, in any event, it would be consistent with the public interest and the protection of investors for the Commission, pursuant to Sections 6(c) and 6(e) to issue an order exempting each Fund from all of the provisions of the 1940 Act other than Sections 37 to 53 and the rules issued thereunder other than rule 38a-1. Each Fund respectfully requests the Commission to enter an order to that effect.

4.  AUTHORIZATION RESPECTING APPLICATIONS
AND PROCEDURAL MATTERS

4.1. The Operating Agreement for each Fund contains the following provisions:

“The Fund has prepared and filed with the Securities and Exchange Commission an Application Pursuant to Sections 6(c) and 6(e) of the Investment Company Act of 1940 for an Exemption From All of the Provisions of Said Act Other Than Sections 37 to 53 And The Rules thereunder, Other Than Rule 38a-1.  The actions by Fund and the Manager in filing and processing such Application are hereby authorized and ratified, and the Manager is hereby further authorized to amend or modify such Application, to file such documents and take such actions and to do such other things as it deems necessary or appropriate to obtain the order sought in the Application and to comply with the terms and conditions set forth in the Application and any order issuing pursuant to the Application.”

All requirements of the Articles of Incorporation and By-Laws of WNC & Associates, Inc. relating to the right of the Board of Directors to designate an officer of the corporation to execute and file the within Application for itself, and on behalf of the Manager of the Fund, have been complied with and each of Wilfred N. Cooper, Jr., as its President, David N. Shafer, as its Executive Vice President, or Thomas J. Riha, as its Senior Vice President, is fully authorized to do so.  Thus, the Manager has the authority to prepare, execute and file this Application and any amendments to the Application, for an exemption from all of the provisions of the 1940 Act other than Sections 37 to 53 and the rules thereunder other than Rule 38a-1.

Questions relating to this Application should be addressed to Paul G. Dannhauser, Esq., Derenthal & Dannhauser LLP, 1999 Harrison Street, 26th Floor, Oakland, California 94612 (510-350-3070), and written comments should also be directed to Mr. Dannhauser, with copies to David N. Shafer, WNC & Associates, Inc., 17782 Sky Park Circle, Irvine, California 92614.

WHEREFORE, WNC Tax Credits 38, LLC, WNC Tax Credits 39, LLC, WNC Housing Tax Credits Manager, LLC and WNC & Associates, Inc. hereby request the Commission to enter an order pursuant to Sections 6(c) and 6(e) of the Investment Company Act of 1940 and the rules and regulations of the Commission thereunder.

Dated: March 31, 2010

Respectfully submitted,

WNC Housing Tax Credits Manager, LLC
(For itself and as the Manager of
WNC Tax Credits 38, LLC and WNC Tax
Credits 39, LLC)

By:           WNC & Associates, Inc.,
Managing Member

By:           /s/ THOMAS J. RIHA
Thomas J. Riha,
Senior Vice President

WNC & Associates, Inc

By:           /s/ THOMAS J. RIHA
Thomas J. Riha,
Senior Vice President

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